1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2009

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F)

Form 20-F      ✓    ☐             Form 40-F

( Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.)

Yes                               No      ✓    ☐

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82:                )

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: July 29, 2009	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer

News Release

Contact:
Siliconware Precision Industries Co., Ltd. No.45, Jieh Show Rd. Hsinchu Science Park, Hsinchu Taiwan, 30056 www.spil.com.tw	Janet Chen, IR Director janet@spil.com.tw +886-3-5795678#3675 Byron Chiang, Spokesperson byronc@spil.com.tw +886-3-5795678#3671

Siliconware Precision Industries Reports a 53.6% Quarter-over-Quarter

Growth in Revenues Resulting in Earnings per Share of NT$ 0.54 or

Earnings per ADS of US$ 0.08 for Second Quarter 2009

Taichung, Taiwan, July 29, 2009–Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its sales revenues for the second quarter of 2009 were NT$ 14,137 million, which represented a 53.6% increase in revenues compared to the first quarter of 2009 and a 10.8% decline in revenues compared to the second quarter of 2008. SPIL reported a net income of NT$ 1,664 million for the second quarter of 2009, compared with a net income of NT$ 262 million and a net income of NT$ 2,408 million for the first quarter of 2009 and the second quarter of 2008, respectively.

Diluted earnings per ordinary share for this quarter was NT$ 0.54, and diluted earnings per ADS was US$ 0.08.

Operating results review:

•

For the second quarter of 2009, net revenues from IC packaging were NT$ 13,002 million and represented 92% of total net revenues. Net revenues from testing operations were NT$ 1,135 million and represented 8% of total net revenues.

•	Cost of goods sold was NT$ 11,210 million, representing an increase of 34.7% compared to the first quarter of 2009 and a decrease of 10.8% compared to the second quarter of 2008.

•

Raw materials costs were NT$ 6,470 million for the second quarter of 2009, and represented 45.8% of total net revenues, whereas raw materials costs were NT$ 4,186 million and represented 45.5% of total net revenues for the first quarter of 2009.

•	The accrued expenses of bonuses to employees accounted for under cost of goods sold totaled NT$ 127 million.

•

Gross profit was NT$ 2,927 million for the second quarter of 2009, representing a gross margin of 20.7%, which increased from a gross margin of 9.5% for the first quarter of 2009 and was flat from 20.7% for the second quarter of 2008.

•

Total operating expenses for the second quarter of 2009 were NT$ 728 million, which included selling expenses of NT$ 152 million, administrative expenses of NT$ 282 million and R&D expenses of NT$ 294 million. Total operating expenses represented 5.1% of total net revenues for the second quarter of 2009.

•	In the second quarter of 2009, the accrued expenses of bonuses to employees, directors and supervisors accounting for under operating expenses totaled NT$ 48 million.

•

Operating income was NT$ 2,199 million for the second quarter of 2009, representing an operating margin of 15.6% for the second quarter of 2009, which increased from 2.0% for the first quarter of 2009 and increased from 15.0% for the second quarter of 2008.

•	Non-operating items:

•	Net interest income was NT$ 10 million for the second quarter of 2009.

•

Our net currency exchange loss of NT$ 125 million for the second quarter of 2009 was mainly due to depreciation of our US dollar denominated asset as a result of an depreciation in the foreign currency exchange rate of the US dollar against NT dollar, our reporting currency.

•	Our net gain on long-term investment of NT$ 87 million for the second quarter of 2009 was primarily due to investment gain of NT$ 83 million from SPIL BVI.

•

Net income before tax was NT$ 2,150 million for the second quarter of 2009, which increased from a net income of NT$ 317 million for the first quarter of 2009 and decreased from a net income of NT$ 2,690 million for the second quarter of 2008.

•

Income tax expense was NT$ 486 million for the second quarter of 2009, compared with income tax expense of NT$ 55 million for the first quarter of 2009 and income tax expense of NT$ 282 million for the second quarter of 2008.

•

Net income was NT$ 1,664 million for the second quarter of 2009, which increased from a net income of NT$ 262 million for the first quarter of 2009 and decreased from a net income of NT$ 2,408 million for the second quarter of 2008.

•	Total number of shares outstanding was 3,122 million shares as of Jun 30,2009. Diluted earnings per ordinary share for this quarter was NT$ 0.54, or US$ 0.08 per ADS.

Capital expenditure and balance sheet highlight:

•	Our cash balances totaled NT$ 19,123 million as of Jun 30, 2009 from NT$ 18,448 million as of Mar 31, 2009, and NT$ 24,079 million as of Jun 30, 2008.

•	Capital expenditures for the second quarter of 2009 totaled NT$ 328 million, which included NT$ 277 million for packaging equipment and NT$ 51 million for testing equipment.

•	Total depreciation expenses for the second quarter of 2009 totaled NT$ 1,978 million, which included NT$ 1,502 million was from packaging operations and NT$ 476 million from testing operations.

IC packaging service:

•	Net revenues from IC packaging operations were NT$ 13,002 million for the second quarter of 2009, which represented an increase of NT$ 4,481 million or 52.6% compared to the first quarter of 2009.

•	Substrate-based packaging, leadframe-based packaging and wafer bumping & FCBGA accounted for 46%, 29% and 15%, respectively, of total net revenues for the second quarter of 2009.

•

Capital expenditures for IC packaging operations totaled NT$ 277 million for the second quarter of 2009, which included NT$ 189 million for packaging and building construction and NT$ 88 million for wafer bumping operations.

•	As of Jun 30, 2009 we had 4,698 wirebonders installed, of which 90 were added and 44 were disposed in the second quarter of 2009.

IC testing service:

•	Net revenues from testing operations were NT$ 1,135 million for the second quarter of 2009, which represented an increase of NT$ 453 million or 66.4% compared to the first quarter of 2009.

•	Capital expenditures for testing operations totaled NT$ 51 million for the second quarter of 2009.

•	As of Jun 30, 2009 we had 375 testers installed, of which 2 were added and 2 were disposed in the second quarter of 2009.

Revenue Analysis

•	Breakdown by end applications:

By application	2Q09	1Q09
Computing	23%	20%

Communication	48%	45%

Consumer	18%	19%

Memory	11%	16%

•	Breakdown by packaging type:

By packaging type	2Q09	1Q09
Bumping & FCBGA	15%	13%

Substrate Based	46%	47%

Leadframe Based	29%	30%

Testing	8%	8%

Others	2%	2%

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to drop ship. Products include advanced leadframe and substrate packages, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•

possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to ROC GAAP on an unaudited unconsolidated basis. Audited unconsolidated financial figures will be publicly announced upon the completion of our audit process. The investment gains or losses of our company for the three months ended Jun 30, 2009 reflect our gains or losses attributable to the second quarter of 2009 unaudited financial results of several of our investees which are evaluated under the equity method. Neither the unaudited unconsolidated financial data for our company for the three months ended Jun 30, 2009, nor the unaudited unconsolidated financial data for our company for the six months ended Jun 30, 2009 is necessarily indicative of the results that may be expected for any period thereafter.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED BALANCE SHEET

As of June 30, 2009 and 2008

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Jun 30, 2009			Jun 30, 2008		Sequential
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and cash equivalent	583,722	19,122,744	26	24,078,606	27	(4,955,862)	-21
Accounts receivable	315,491	10,335,470	14	11,072,532	13	(737,062)	-7
Inventories	72,423	2,372,592	3	2,929,481	3	(556,889)	-19
Other current assets	43,198	1,415,156	2	1,995,330	3	(580,174)	-29

Total current assets	1,014,834	33,245,962	45	40,075,949	46	(6,829,987)	-17

Long-term investments	189,334	6,202,576	8	6,968,115	8	(765,539)	-11
Fixed assets	2,031,671	66,557,556	90	70,552,397	81	(3,994,841)	-6
Less accumulated depreciation	(1,038,683)	(34,027,268)	-46	(32,313,818)	-37	(1,713,450)	5

Net fixed assets	992,988	32,530,288	44	38,238,579	44	(5,708,291)	-15

Other assets	72,900	2,388,208	3	1,731,995	2	656,213	38

Total Assets	2,270,056	74,367,034	100	87,014,638	100	(12,647,604)	-15

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Accounts payable	205,083	6,718,516	9	7,276,431	8	(557,915)	-8
Other current liability	338,594	11,092,354	15	20,551,789	23	(9,459,435)	-46
Long-term loans	—	—	—	2,986,237	4	(2,986,237)	-100
Other liabilities	2,524	82,691	—	97,952	—	(15,261)	-16

Total Liabilities	546,201	17,893,561	24	30,912,409	36	(13,018,848)	-42

Stockholders’ Equity
Capital stock	962,329	31,525,899	42	30,746,975	35	778,924	3
Stock dividend to be distributed	—	—	—	778,924	1	(778,924)	-100
Capital reserve	515,428	16,885,423	23	16,819,576	19	65,847	—
Legal reserve	174,616	5,720,419	8	5,089,066	6	631,353	12
Retained earnings	63,294	2,073,510	3	4,300,752	5	(2,227,242)	-52
Unrealized gain or loss on financial instruments	23,319	763,934	1	(893,517)	-1	1,657,451	-185
Cumulated translation adjustment	9,111	298,472	—	54,637	—	243,835	446
Treasury stock	(24,242)	(794,184)	-1	(794,184)	-1	—	—

Total Equity	1,723,854	56,473,473	76	56,102,229	64	371,244	1

Total Liabilities & Shareholders’ Equity	2,270,056	74,367,034	100	87,014,638	100	(12,647,604)	-15

Forex ( NT$ per US$ )		32.76		30.29

(1)	All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED INCOME STATEMENT

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on June 30							Sequential Comparison
	2Q 2009				2Q 2008		YOY	2Q 2009	1Q 2009		QOQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	427,481		14,136,788	100.0		15,852,384	-10.8	14,136,788		9,203,336	53.6
Cost of Goods Sold	(338,975)		(11,209,888)	-79.3		(12,582,543)	-10.9	(11,209,888)		(8,324,659)	34.7

Gross Profit	88,506		2,926,900	20.7		3,269,841	-10.5	2,926,900		878,677	233.1

Operating Expenses
Selling Expenses	(4,603)		(152,220)	-1.1		(211,136)	-27.9	(152,220)		(107,115)	42.1
Administrative Expenses	(8,506)		(281,283)	-2.0		(339,215)	-17.1	(281,283)		(344,682)	-18.4
Research and Development Expenses	(8,890)		(293,978)	-2.1		(345,327)	-14.9	(293,978)		(236,658)	24.2

	(21,998)		(727,481)	-5.1		(895,678)	-18.8	(727,481)		(688,455)	5.7

Operating Income	66,508		2,199,419	15.6		2,374,163	-7.4	2,199,419		190,222	1056.2

Non-operating Income	4,951		163,722	1.2		373,588	-56.2	163,722		247,076	-33.7
Non-operating Expenses	(6,439)		(212,931)	-1.5		(57,284)	271.7	(212,931)		(120,203)	77.1

Income from Continuing Operations before Income Tax	65,020		2,150,210	15.2		2,690,467	-20.1	2,150,210		317,095	578.1
Income Tax Credit (Expenses)	(14,693)		(485,905)	-3.4		(282,577)	72.0	(485,905)		(55,310)	778.5

Net Income	50,327		1,664,305	11.8		2,407,890	-30.9	1,664,305		261,785	535.8

Earnings Per Ordinary Share - Diluted		NT$	0.54		NT$	0.77			NT$	0.08

Earnings Per ADS - Diluted		US$	0.08		US$	0.13			US$	0.01

Weighted Average Outstanding Shares - Diluted (‘k)			3,121,862			3,126,293				3,136,087

Forex ( NT$ per US$ )			33.07			30.38				33.96

(1)	All figures are under ROC GAAP.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED INCOME STATEMENT

For the Six Months Ended on June 30, 2009 and 2008

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	6 months ended on June 30, 2009 and 2008
	2009				2008		YOY Change %
	USD	NTD		%	NTD
Net Sales	705,779		23,340,124	100.0		30,783,606	-24.2
Cost of Goods Sold	(590,703)		(19,534,547)	-83.7		(24,429,002)	-20.0

Gross Profit	115,076		3,805,577	16.3		6,354,604	-40.1

Operating Expenses
Selling expenses	(7,842)		(259,335)	-1.1		(438,160)	-40.8
Administrative expenses	(18,928)		(625,965)	-2.7		(658,644)	-5.0
Research and development expenses	(16,046)		(530,636)	-2.3		(700,878)	-24.3

	(42,816)		(1,415,936)	-6.1		(1,797,682)	-21.2

Operating Income	72,260		2,389,641	10.2		4,556,922	-47.6

Non-operating Income	6,000		198,421	0.9		421,118	-52.9
Non-operating Expenses	(3,652)		(120,757)	-0.5		(304,610)	-60.4

Income Before Income Tax	74,609		2,467,305	10.6		4,673,430	-47.2
Income Tax Credit (Expenses)	(16,366)		(541,215)	-2.3		(512,584)	5.6

Net Income	58,243		1,926,090	8.3		4,160,846	-53.7

Earnings Per Ordinary Share- Diluted		NT$	0.62		NT$	1.33

Earnings Per ADS- Diluted		US$	0.09		US$	0.22

Weighted Average Outstanding Shares - Diluted (‘k)			3,121,862			3,126,293

Forex ( NT$ per US$)			33.07			30.38

(1)	All figures are under ROC GAAP.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED STATEMENTS OF CASH FLOWS

For 6 Months Ended on June 30, 2009 and 2008

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	6 months, 2009		6 months, 2008
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income	58,794	1,926,090	4,160,846
Depreciation	124,115	4,066,004	4,090,899
Amortization	8,224	269,413	281,200
Gains on disposal of long-term investment	(179)	(5,871)	—
Long-term investment gain recognized by equity method	304	9,975	(42,130)
Change in working capital & others	(72,541)	(2,376,459)	422,519

Net cash flows provided from operating activities	118,716	3,889,152	8,913,334

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(22,324)	(731,343)	(5,535,821)
Payment for long-term investment	(10,107)	(331,100)	(19,032)
Payment for deferred charges/other changes	(1,367)	(44,798)	(210,542)

Net cash used in investing activities	(33,799)	(1,107,241)	(5,765,395)

Cash Flows from Financing Activities:
Payment for long-term bank loan	(91,575)	(3,000,000)	—
Remuneration of directors and supervisors’ bonuses	—	—	(157,404)
Proceeds from the exercise of employee stock option /other charges	45,012	1,474,595	(40,683)

Net cash provided from financing activities	(46,563)	(1,525,405)	(198,087)

Net increase (decrease) in cash and cash equivalents	38,355	1,256,506	2,949,852

Cash and cash equivalents at beginning of period	545,367	17,866,238	21,128,754

Cash and cash equivalents at end of period	583,722	19,122,744	24,078,606

Forex (NT$ per US$)		32.76	30.29

(1) :	All figures are under ROC GAAP.